Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

April 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to a comment received from Elena Stojic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 16, 2021. The comment related to Post-Effective Amendment No. 201 to the Registrant’s registration statement on Form N-1A with respect to the BrandywineGLOBAL – Flexible Bond Fund (the “Fund”), as filed with the Commission on February 18, 2021. The Trust received initial comments from the Staff on April 5, 2021 and responded to such comments in a correspondence filing dated April 12, 2021. Ms. Stojic provided one follow-up comment indicating that the Staff is reiterating its Comment Number 4 provided in the Staff’s comments of April 5th. That comment is noted below, along with the Fund’s follow-up response:

Comment:    In the Principal Strategies section, we saw language that derivatives are taken into account when determining compliance with the Fund’s 80% policy. The 80% test is an asset-based test and not an exposure test. If the registrant intends to include derivatives for purposes of the 80% test, it must value the derivatives for the purposes of the “names rule” on a marked-to-market basis using the current market price, or if it is an OTC derivative, its fair value.

Response:    The Registrant acknowledges the Staff’s comment reiterating its position that Rule 35d-1 (the “Names Rule”) is an asset-based test. The Fund respectfully states its view that it continues to believe that using notional value in certain instances where notional value is a better measure of the Fund’s economic exposure more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of the Fund’s investments. As such, as outlined in more detail in its response letter dated April 12th, the Fund continues to reserve the right to count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is a more appropriate measure of the Fund’s exposure to investments.

Please contact the undersigned at 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger